

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 6, 2021

Yuanmei Ma
Chief Financial Officer
Fortune Rise Acquisition Corp
48 Bridge Street, Building A
Metuchen, New Jersey 08840

      Re: Fortune Rise Acquisition Corp
            Amendment No. 1 to Form S-1
            Filed June 25, 2021
            File No. 333-256511

Dear Ms. Ma:

      We have reviewed your amended registration statement and have the following comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

Amendment No. 1 to Form S-1 filed June 25, 2021

Cover Page

1.   In the third paragraph, disclose, if true, that shareholders will not vote on any extension and will not have redemption rights prior to any extension.

You may contact Michael Volley at 202-551-3437 or Amit Pande at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Todd Schiffman at 202-551-3491 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance